Exhibit (a)(1)(iii)

__________, 2011

Dear Investor:

Persimmon Growth Partners Fund, L.P. (the “Fund”) has received and accepted for purchase your tender of all or a portion of your Units in the Fund.

Because you have tendered and the Fund has purchased all or a portion of your Units, you have been issued a non-interest bearing, non-transferable note (the “Note”) entitling you to receive an Initial Payment in an amount equal to at least ninety-five percent (95%) of the estimated value of the repurchased Units, determined as of the Net Asset Value Determination Date.  The Investment Manager, in its sole discretion, may determine to waive the five percent (5%) holdback and authorize an Initial Payment of one-hundred percent (100%) of the estimated value of the repurchased Units.  An Investor that tenders a partial interest, which is ninety percent (90%) or more of the Investor’s Units, and such tender is accepted by the Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Units determined as of the Net Asset Value Determination Date.  The Initial Payment will be made thirty (30) days after the Net Asset Value Determination Date.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Units, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment.  It is anticipated that the annual audit of the Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit.  Investors whose Units will be liquidated because they tendered ninety percent (90%) or more of their Units will receive a Contingent Payment.

The Initial Payment and, if applicable, the Contingent Payment, will be paid to you, as per your instructions on your Letter of Transmittal or as per the settlement instructions of your Financial Intermediary.  Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.  You will remain an Investor of the Fund with respect to your Units in the Fund that you did not tender, if applicable.

All capitalized terms used, but not defined herein, shall have the meanings ascribed to them in the Offer to Repurchase and Letter of Transmittal.

Should you have any questions, please call your financial advisor or broker, or you may call Persimmon Capital Management, LP at (877) 502-6840.

Sincerely,

Persimmon Growth Partners Fund, L.P.